Exhibit 99.1

Innate Pharma Highlights New NK Cell Engager Data With Partner Sanofi at SITC Annual Meeting

  The companies will present pre-clinical data on Innate’s lead ANKETTM asset, IPH6101/ SAR443579, the first NKp46/CD16-based NK cell engager targeting CD123
  These data highlight molecule’s favorable safety profile in non-human primates and potent antitumor activity against acute myeloid leukemia (AML), including those resistant to antibody dependent cell cytotoxicity (ADCC)
  These data support advancing IPH6101/ SAR443579 into the clinic

MARSEILLE, France--(BUSINESS WIRE)--November 12, 2021--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced that pre-clinical data from its proprietary, multi-specific NK cell engager platform, ANKETTM, will be presented at the Society for Immunotherapy of Cancer (SITC) Annual Meeting in collaboration with partner, Sanofi (poster #852).

Specifically, the companies will share new data on IPH6101/SAR443579, the first NKp46/CD16-based NK cell engager using Innate’s proprietary multi-specific antibody format1 that targets CD123 on acute myeloid leukemia (AML) cells and now co-engages NKp46 and CD16a on NK cells.

CD123 is an attractive target as it is expressed at high levels in the majority of AML patients2. However, overcoming resistance to antibody-dependent cellular cytotoxicity (ADCC) has been a challenge.

In pre-clinical studies, IPH6101/SAR443579 demonstrated potent antitumor activity against AML cell lines, including those resistant to ADCC by a comparator anti-CD123 antibody. IPH6101/SAR443579 also promoted strong and specific NK-cell activation and induced cytokine secretion only in the presence of AML target cells.

In addition, IPH6101/SAR443579 had sustained pharmacodynamic effects in non-human primates, combining efficient depletion of CD123-expressing cells with minor systemic cytokine release in comparison to T-cell engagers. As expected, it also had a favorable safety profile.

“There is a strong need to develop effective therapies to treat acute myeloid leukemia, the most common acute leukemia in adults,” said Pr. Eric Vivier, Ph.D., DVM, Chief Scientific Officer at Innate Pharma. “We’re pleased to present pre-clinical data on IPH6101/SAR443579 that shows antitumor activity against AML, and more specifically, the potential of engaging NK cells through NKp46 and CD16 via our ANKETTM technology. We look forward to seeing Sanofi dose the first patient in the clinic with this molecule soon.”

Innate will also present a second ANKETTM poster (poster #851) at SITC entitled, “Harnessing Innate Immunity in Cancer Therapies: the Example of Natural Killer Cell Engagers.” The data will highlight the induction of a unique NK cell activation pathway by its tetra-specific ANKETTM molecule. The abstract can be accessed here.

About ANKETTM:

ANKETTM (Antibody-based NK cell Engager Therapeutics) is Innate's proprietary platform for developing next-generation, multi-specific natural killer (NK) cell engagers to treat certain types of cancer. The Company’s latest innovation, its tetra-specific ANKETTM molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and an interleukin-2 receptor (via an IL-2 variant, IL-2v) via a single molecule. This leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

In pre-clinical studies, Innate's tri-1 and tetra-specific ANKETTM technologies promote potent NK cell activation, cytotoxicity and efficient control of tumor growth in pre-clinical models. This versatile fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer.

About IPH6101/SAR443579:

In the first research program of the Sanofi collaboration, IPH6101/SAR443579, the first NKp46/CD16-based NK cell engager using Innate’s proprietary multi-specific antibody format1, has shown antitumor activity in pre-clinical models, including supportive pharmacokinetic/pharmacodynamic (PK/PD) and safety data in non-human primate studies leading to its selection as a drug candidate for development.

About the Innate-Sanofi agreement:

The Company has a research collaboration and licensing agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells.

Under the terms of the license agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2020, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

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[1] Gauthier et al. Cell (2019).

[2] A Ehninger, M Kramer, C Röllig, C Thiede, M Bornhäuser, M von Bonin, M Wermke, A Feldmann, M Bachmann, G Ehninger, and U Oelschlägel, on behalf of the Study Alliance Leukemia. Distribution and levels of cell surface expression of CD33 and CD123 in acute myeloid leukemia. Blood Cancer Journal. 2014 Jun; 4(6): e218. Published online 2014 Jun 13. doi: 10.1038/bcj.2014.39.

Contacts

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